Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the nine-months ended September 30,			For the years ended December 31,
	2008		2007	2007	2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$3,802		$(13,901)	$19,019	$(30,274)	$24,449	$46,762	$49,173
Minority interest — partners’ share of consolidated real estate ventures	117		103	465	(270)	154	(206)	—
Fixed charges — per below	130,839		138,925	185,572	186,044	86,191	60,611	62,407
Less:
Capitalized interest	(13,956)		(12,757)	(17,476)	(9,537)	(9,603)	(3,030)	(1,503)

Earnings before fixed charges	$120,802		$112,370	$187,580	$145,963	$101,191	$104,137	$110,077

Fixed charges:
Interest expense (including amortization)	$110,644		$121,373	$161,674	$170,214	$73,918	$54,610	$57,835
Capitalized interest	13,956		12,757	17,476	9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	6,239		4,795	6,422	6,293	2,670	2,971	3,069

Total Fixed Charges	130,839		138,925	185,572	186,044	86,191	60,611	62,407

Ration of earnings to combined fixed charges	(b	)	(b )	1.01	(b )	1.17	1.72	1.76

(a)	Amounts for the nine-months ended September 30, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties sold consistent with the presentation for the period ended September 30, 2008. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $10,037 for the nine-months ended September 30, 2008, $26,555 for the nine-months ended September 20, 2007 and $40,081 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.